AB 3/24

15025879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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SEC Mail Processing Section
MAR 02 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3923 Grand Avenue

(No. and Street)

Oakland	**CA**	**94610**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Smith **(510) 658-1880**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2977 Ygnacio Valley Road, #460	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Ed Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Group, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED
CALIFORNIA
NOTARIAL CERTIFICATE

Ed Smith
Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY GROUP, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2014

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 27th day of, Feb.

20 15 by Ed Smith,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Mary A. Schaaf
Signature of Notary Public

MARY A. SCHAAF
Commission # 1929752
Notary Public - California
Contra Costa County
My Comm. Expires Apr 20, 2015

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Liberty Group, LLC
(Title or description of attached document)

Financial Statements
(Title or description of attached document continued)

Number of Pages _____ Document Date__________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Liberty Group, LLC
Oakland, California

We have audited the accompanying financial statements of Liberty Group, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Liberty Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberty Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Liberty Group, LLC's financial statements. The supplemental information is the responsibility of Liberty Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 25, 2015

professional. personalized. service.

Liberty Group, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents, including money market account of $8,924	$	127,538
Deposits at clearing broker		75,832
Commissions receivable		154,019
Investment advisory fees receivable		428,335
Due from related party		9,971
Prepaid expenses		22,467
Furniture, equipment and leasehold improvements, net		5,283
Total Assets	$	823,445

Liabilities and Members' Equity

Commissions payable and accrued expenses	$	516,114
Members' equity		307,331
Total Liabilities and Members' Equity	$	823,445

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statement of Operations
Year Ended December 31, 2014

Revenues:	
Commissions	$ 1,735,944
Investment advisory fees	2,062,773
Administrative fees	24,759
Other income	10
Total Revenues	3,823,486
Expenses:	
Commissions	2,103,960
Employee compensation and benefits	368,280
General and administrative	621,360
Communication and data processing	50,337
Insurance	26,703
Rent	34,775
Total Expenses	3,205,415
Net Income	$ 618,071

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2014

Members' equity, beginning of year	$	341,167
Distributions to members		(651,907)
Net income		618,071
Members' equity, end of year	$	307,331

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 618,071
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,431
Increase in deposits with clearing broker	(7)
Decrease in due from related party	11,498
Decrease in commissions receivable	501
Increase in investment advisory fees receivable	(91,315)
Increase in prepaid expenses	(2,441)
Increase in commissions payable and accrued expenses	100,001
Net cash provided by operating activities	639,739
Cash flows from financing activities:	
Distributions to members	(651,907)
Net cash used in financing activities	(651,907)
Net decrease in cash	(12,168)
Cash, beginning of year	139,706
Cash, end of year	$ 127,538

See Accompanying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

Liberty Group, LLC (the "Company") is a California corporation formed on March 11, 1999. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's capital account.

The Company operates under a clearing broker agreement with National Financial Services, LLC ("NFS"), whereby the Company will introduce certain brokerage accounts to NFS and NFS will provide clearing services to such accounts on a fully disclosed basis.

Cash and cash equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed the federally insured limit of $250,000 per bank. The Company also maintains cash in a money market account with its clearing broker which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture, Office Equipment and Leasehold Improvements, Net

Furniture and office equipment are recorded at cost of $4,209 and $14,258, respectively, less accumulated depreciation of $13,184, for a net book value of $5,283. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis as reported by the clearing broker. Investment advisory fees are recorded at the end of each quarter, in accordance with the advisory agreements, as reported by the clearing broker.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability In the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

1. Summary of Business and Significant Accounting Policies (continued)

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Pension Plan

The Company sponsors a 401(k) pension plan under which employees may defer a certain percentage of their salary to the plan. The Company can elect to match the employees' contributions at their discretion; however, no election was made for the year ended December 31, 2014.

2. Related Party Transactions

The Company has an expense sharing agreement with Lifetime Planning Marketing, Inc. and with Hollander & Hollander, PC, through which it pays expenses on behalf of these affiliates and then invoices the affiliates for their share of the costs. During 2014, the Company invoiced the affiliates $125,518. As of December 31, 2014, $9,971 was due from the affiliates as shown on the accompanying statement of financial condition.

The Company operates its headquarters from an office owned by a trust which is controlled by a relative of the managing member and for which a relative of the managing member of the Company is the beneficiary. The Company pays the trust $5,000 in monthly rent for use of the office under a month-to-month rental agreement. The monthly rent is included in the allocation of expenses to affiliates.

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

4. Deposits at Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held with the clearing broker. As of December 31, 2014, the Company had $75,832 on deposit with the clearing broker. The deposit is held by the clearing broker in a money market mutual fund.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $186,414, which was $152,006 in excess of its required net capital of $34,408. The Company's aggregate indebtedness to net capital ratio was 2.77 to 1.

6. Contingencies

The Company terminated an employee regarding misuse and misappropriation of confidential information and client funds. Full restitution has been made to the client. Management has consulted an attorney regarding the matter and believes that this will not result in any material adverse effect on the Company's financial position.

The Company was party to a customer complaint. The Company and the customer have agreed to have the matter addressed through the FINRA arbitration process. A settlement has not yet been reached. However, management has consulted an attorney regarding the matter and believes that this will not result in any material adverse effect on the Company's financial position.

7. Subsequent Events

Management evaluated subsequent events through February 25, 2015, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2015 to February 25, 2015, the Company distributed $94,637 to the managing member.

Liberty Group, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Company equity	$ 307,331
Less non-allowable assets	
Due from related party	(9,971)
Commissions receivable	(42,299)
Management fee receivable	(39,203)
Prepaid assets	(22,466)
Net furniture and equipment	(5,283)
Net capital before haircuts	188,109
Less	
Haircuts	(1,695)
Total haircuts	(1,695)
Net capital	186,414
Greater of 6-2/3% of aggregate indebtedness ($516,114) or $5,000	34,408
Net capital in excess of requirement	$ 152,006
Ratio of aggregate indebtedness ($516,114) to net capital ($186,414) (required to be less than 15 to 1)	2.77 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2014 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation (page 2 and 3)	$ 516,114	$ 186,414	2.77 to 1
Change in accounts receivable	-	-	
Change in accounts payable	-	-	
Per statements as finalized	$ 516,114	$ 186,414	2.77 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Liberty Group, LLC
Oakland, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Liberty Group, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2015

LIBERTY GROUP LLC

Liberty Group, LLC Exemption Report

Liberty Group, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ending December 31st, 2014, without exception.

I, Ed Smith, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: Ed Smith

Title: FinOp

Date: 2/8/2015

3923 Grand Avenue · Oakland, CA 94610 · Tel (800) 966-4040 · Tel (510) 658-1880 · Fax (510) 658-1886

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Liberty Group, LLC
Oakland, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Liberty Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Liberty Group, LLC's compliance with the applicable instructions of Form SIPC-7. Liberty Group, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 25, 2015

professional. personalized. service.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,823,486
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,666,932
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	87,146
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,754,078
2d. SIPC Net Operating Revenues	$ 2,069,408
2e. General Assessment @ .0025	$ 5,174
	(to page 1, line 2.A.)

LIBERTY GROUP, LLC
3923 GRAND AVENUE
OAKLAND, CA 94610

11-35/1210

3021

1-26 2015

CHECK ARMOR
FRAUD PROTECTION

PAY TO THE ORDER OF SIPL $ 2809 —

Two thousand n.n. dollars 00/ DOLLARS

Security features are included. Details on back

BANK OF AMERICA
PIEDMONT BRANCH 2360
510-649-6600
345 HIGHLAND AVENUE
PIEDMONT, CA 94611

FOR

MP

121000358 3021 23606 03254

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3372*********************MIXED AADC 220
052994 FINRA DEC
LIBERTY GROUP LLC
3923 GRAND AVE
OAKLAND CA 94610-1005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ED SMITH (415)-246-7502

2. A. General Assessment (item 2e from page 2) $ 5,174

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,365)

7/24/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,809

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,809

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,809

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIBERTY GROUP, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26TH day of JANUARY, 20 15.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: